Exhibit 99.1

NeuroSense CEO Provides Q3 2023 Update

Phase 2b ALS topline results expected December 2023

CAMBRIDGE, Mass., Oct. 17, 2023 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, today provided an update from its CEO, Alon Ben-Noon, on the Company’s clinical and operational developments during and immediately following the third quarter of 2023. The Company’s amyotrophic lateral sclerosis (ALS) Phase 2b PARADIGM trial of PrimeC is expected to report clinical topline results Q4 2023, and a Phase 2 Alzheimer’s disease study is expected to enroll the first patient in the next several weeks.

Non-Sponsored Study Demonstrated PrimeC has Outstanding Effect on ALS Survival (LINK)

●	At the Ichida Stem Cell Lab at University of Southern California, PrimeC was shown to significantly increase survival rate of induced motor neurons in an in vitro study utilizing induced pluripotent stem cells (iPSCs) generated from people living with ALS

●	In another independent study carried out by Dr. Ichida in an Innovative iPSC model, PrimeC performed among the best in improving motor neuron survival when compared to several other ALS drugs in development and two ALS FDA approved drugs

Received SME Status from European Medicines Agency & Opened Office in Germany (LINK)

●	Small and Medium-Sized Enterprise (SME) status offers regulatory guidance and engagement in dialogue with EMA

●	Company plans to enroll patients at multiple sites across Europe in its planned Phase 3 pivotal ALS study of PrimeC

Granted Patents in Europe, Japan, and Israel for PrimeC (LINK)

●	Patents valid through 2038

Ended At-The-Market Equity Offering Program (LINK)

●	Company is fully funded into Q2 2024 beyond clinical Phase 2b ALS results expected Q4 2023

“On October 7, Israel endured an unprecedented brutal attack, a massacre, by heinous terrorists identifying themselves as Hamas. I’m relieved to report that everyone at NeuroSense is safe. However, we are heartbroken by this dreadful event and the number of brutally murdered and abducted innocent civilians. In the face of such terror, NeuroSense’s response remains resolute: we will continue to advance the frontiers of science and invest every effort into developing effective neurological treatments for those in desperate need, without hesitation. Resilience and unity are key here, and therefore we are also assisting people in dire need to recover and rebuild,” stated Alon Ben-Noon, CEO of NeuroSense. “NeuroSense had a very strong third quarter, as we confidently look ahead to reporting Phase 2b ALS clinical results for PrimeC before the end of the year. The outstanding results from a non-sponsored study of PrimeC in an innovative ALS model further validate the results we’ve been seeing in our human clinicals and in biomarker and in vitro studies.”

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the cash runway of the Company, the timing of clinical top-line results of, the results of, the PARADIGM clinical trial and the timing of a Phase 2 study for Alzheirmer’s disease and patient enrollment regarding a Phase 3 pivotal ALS study of PrimeC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include unexpected R&D costs or operating expenses, a delay in the reporting of clinical top-line results from PARADIGM clinical trial, a delay in patient enrollment for a Phase 2 study for Alzheirmer’s disease or its planned Phase 3 pivotal ALS study of PrimeC; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials, timing for reporting data; the development and commercial potential of any product candidates of the company; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC)., You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

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For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183

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